EXHIBIT 2.8

                                 SERVICES AGREEMENT

      THIS SERVICES AGREEMENT (this "AGREEMENT") is made and entered into as of October 9, 1998 between A.P.S., INC., a Delaware corporation ("APS") and a debtor and debtor-in possession in a case pending under chapter 11 of the Bankruptcy Code, and GENERAL PARTS, INC., a North Carolina corporation ("GPI"). Capitalized terms used but not otherwise defined in this Agreement have the meanings given in the Asset Purchase Agreement (as defined in the first Recitals clause).

                                      RECITALS

      WHEREAS, APS and GPI have entered into an Asset Purchase Agreement (the "ASSET PURCHASE AGREEMENT"), pursuant to which GPI has agreed to purchase substantially all of the business assets located at the Purchased Locations;

      WHEREAS, following the consummation of the transactions contemplated by the Asset Purchase Agreement, GPI will conduct business at certain of the Purchased Locations and, in connection therewith, GPI desires to obtain limited access to PIMS and certain related limited administrative and technical support as provided for herein; and

      WHEREAS, APS desires to grant GPI limited access to PIMS and to provide GPI with certain related limited administrative and technical support, as provided for herein

      NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION  1.  PIMS ACCESS AND RELATED TECHNICAL AND CONSULTING SERVICES.

1.1. APS shall grant GPI limited access to PIMS, subject to the conditions set forth herein, for a period of time (the "PIMS ACCESS PERIOD") commencing on the Closing Date and ending on the earlier to occur of (i) the date which is six (6) months after the end of the month following the Closing Date; (ii) the date that APS ceases operation of PIMS; or (iii) ten (10) days after the date on which GPI notifies APS that it no longer requires PIMS access. GPI acknowledges that APS shall not be required to provide, and does not currently contemplate providing PIMS access following the expiration of the PIMS Access Period. GPI's access to PIMS shall be limited to information which pertains to the Purchased Locations, and GPI acknowledges that such information will relate only to product lines sold at the Purchased Locations prior to the Closing Date.

1.2. On the Closing Date, APS shall provide GPI with PIMS access codes sufficient to access PIMS at the Purchased Locations utilizing currently available ports, and commencing on the

Closing Date and until the expiration of the PIMS Access Period, GPI's personnel shall be permitted to log-on to PIMS from terminals located at the Purchased Locations and dial-up ports during normal PIMS operating hours.

1.3. During the PIMS Access Period, APS shall provide (i) routine PIMS maintenance and technical support at APS headquarters; and (ii) the services associated with PIMS as set forth on SCHEDULE A attached hereto; PROVIDED, HOWEVER, that APS shall not be responsible for the link-up and interface of PIMS with GPI information management systems, for any on site maintenance at the Purchased Locations or for any custom programming (except as such services may be provided by APS' consultants as provided in SECTION 1.5).

1.4. The software programs utilized by, and the know-how and operating procedures associated with PIMS are proprietary to and constitute trade secret information of APS. APS does not intend to grant, and GPI acknowledges that it is not obtaining hereby, any title to or right or interest in, by way of license or otherwise, PIMS operating procedures or know-how, PIMS software or the source code underlying such software. GPI shall not be granted access to the source code underlying PIMS software programs, and GPI shall not attempt to obtain such access. However, should it become necessary for GPI to restore PIMS access as provided in SECTION 3.4, APS agrees to disclose to GPI whatever proprietary information as may be necessary, including, but not limited to, programs, know-how, operating procedures or source code, to enable GPI to restore such access. GPI agrees that if such disclosure of APS's proprietary information becomes necessary, the information will be provided only to those persons directly involved in the restoration of PIMS access, and the confidentiality of the information will be treated by GPI with the same standard of care as it treats its own confidential information. PIMS shall be used exclusively by GPI and its employees, and GPI shall not allow others to use or have access to PIMS, directly or indirectly. GPI recognizes and acknowledges that PIMS operating procedures and data contained on PIMS are confidential and trade secrets and are the sole and exclusive property of APS. GPI shall maintain the confidential nature of all PIMS data (other than data input by GPI) and operating procedures, and shall not disseminate PIMS data (other than data input by GPI) or operating procedures to any third party without the prior written consent of APS. APS shall maintain the confidential nature of all PIMS data input by GPI, and shall not disseminate such PIMS data to any third party without the prior written consent of GPI.

1.5. During the PIMS Access Period, APS shall provide:

      (a) consulting services pertaining to PIMS on a per request basis, subject to the availability of APS consultants, which consulting services may include: (i) requirements analysis and initial and follow-up customized programming or reporting necessary for any interface of GPI's information management system with PIMS; (ii) on site maintenance by APS personnel at the Purchased Locations of any PIMS terminals, printers, or other hardware;
      (iii) training of GPI personnel in PIMS operation; and (iv) parts / product line changeover services, which consulting services provided by APS pursuant to this SECTION 1.5(a) shall be billed to GPI at an hourly rate of $150 plus expenses; and

      (b) accounting consulting services as described in and for the periods set forth on SCHEDULE B attached hereto, which consulting services shall be billed to GPI as set forth on such SCHEDULE B.

All consulting services provided pursuant to this SECTION 1.5 shall be payable in accordance with SECTION 2.2.

1.6. APS EXPRESSLY DISCLAIMS ALL WARRANTIES WITH RESPECT TO THE OPERATION OF PIMS, DATA CONTAINED ON PIMS, AND SERVICES PROVIDED BY APS IN CONNECTION WITH PIMS, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, OR ARISING BY USAGE OF TRADE OR COURSE OF DEALING, INCLUDING, WITHOUT LIMITATION, THE WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND, EXCEPT TO THE EXTENT THAT ANY EXECUTIVE OFFICER OF APS HAS ACTUAL KNOWLEDGE THEREOF, NO MISAPPROPRIATION AND NONINFRINGEMENT. APS SHALL NOT BE LIABLE FOR PUNITIVE, SPECIAL, DIRECT, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF BUSINESS PROFITS, BUSINESS INTERRUPTION OR ANY OTHER LOSS) ARISING FROM OR RELATING TO THE USE OF PIMS BY GPI OR THE MALFUNCTION OR TEMPORARY OR PERMANENT SHUTDOWN OF PIMS, WHETHER CLAIMED UNDER CONTRACT, TORT OR ANY OTHER LEGAL THEORY.

SECTION 2.  FEES; PAYMENT FOR CONSULTING SERVICES

2.1. GPI shall pay to APS a monthly fee equal to $18,500 per DC servicing the stores at the Purchased Locations, payable in advance on the first day of each calendar month during the PIMS Access Period which fee shall be paid on a pro rata basis for any period shorter than a month during which this Agreement is in effect for a DC.

2.2. APS shall separately invoice GPI monthly in arrears for all charges for consulting services pursuant to SECTIONS 1.5(A) and 1.5(B), which invoices shall be accompanied by reasonable documentation or explanation supporting such charges, and GPI shall pay APS the full amounts of such invoices, no later than twenty (20) days after each invoice date. All payments under this Agreement shall be made without deduction (except for charges billed in error), set off, recoupment or counterclaim. In the case of charges believed to be billed in error, GPI shall timely pay the undisputed portion of the invoice, on or before the due date for payment of the charges. All overdue amounts shall bear interest, from the time such amounts are due until such amounts are actually paid (including any period in which such amounts are in dispute), at a rate equal to the lower of: (i) three percentage points above the prime rate in effect at the time payment was due or
(ii) the highest rate permitted by law.

2.3. GPI shall reimburse to APS an amount equal to the sum of (i) all reasonable direct out-of-pocket fees and expenses incurred by APS in rendering consulting services pursuant to this Agreement and (ii) any and all taxes (other than taxes based on APS' net income or gross income) assessed on the provision of services pursuant to this Agreement without any offset or deduction of any nature whatsoever. Such costs, expenditures and taxes will be billed to GPI in the monthly invoices in accordance with SECTION 2.2.

SECTION 3.  TERMINATION; REMEDIES

3.1. This Agreement shall terminate at the end of the PIMS Access Period, PROVIDED, HOWEVER, that APS shall use reasonable efforts to the extent practicable to provide GPI with timely written notice of the date on which APS expects that it will cease operating PIMS, if and when a voluntary and final decision is made by APS to cease operating PIMS.

3.2. In the event that GPI fails to make any payment hereunder when due or otherwise fails to perform its obligations or breaches any of its covenants hereunder and such default is not cured within ten (10) days, (i) APS may terminate this Agreement upon ten (10) days' written notice to GPI; and (ii) all amounts owed by GPI to APS under this Agreement as of the date of such default shall become due and payable. GPI may terminate this Agreement on ten (10) days' written notice to APS. This Agreement is subject to termination or modification as may be necessary to comply with the provision of any decree or order of the Bankruptcy Court.

3.3. Upon termination of this Agreement as provided in SECTION 3.1 or 3.2, or by operation of law or otherwise, all fees owed to APS hereunder through the date of termination shall become due and payable and all other obligations granted hereunder shall terminate, except as provided in SECTIONS 3.4 and 4.

3.4. The sole remedy available to GPI in the event of a material failure of APS to provide PIMS access pursuant to this Agreement during the Access Period (other than by a willful breach of this Agreement by APS) shall be addressed to correcting said failure, rather than to penalizing APS. In recognition of this aim, GPI's sole and exclusive remedy for such a failure shall be that APS shall use commercially reasonable efforts to restore PIMS access to GPI within a commercially reasonable time. In the event that APS is unable to restore PIMS access, APS shall permit GPI to attempt to restore PIMS access and shall use reasonable commercial efforts not requiring additional expenditures (other than making a motion or motions to the Bankruptcy Court, if necessary, to assist GPI in restoring PIMS access, PROVIDED, THAT such PIMS access must be provided on a fair and equitable basis to all parties then having PIMS access rights. APS shall be excused from the corrective remedy set forth in this SECTION 3.4 if and to the extent that: (i) APS' failure to provide PIMS access pursuant to this Agreement is a direct or indirect result of GPI's breach of any covenant in this Agreement or failure to timely and accurately perform its responsibilities as set forth in this Agreement or (ii) GPI fails to provide reasonable cooperation in completing performance and correcting the problems that led to the failure at issue. Notwithstanding the foregoing, in the event of the willful failure of APS to provide GPI with PIMS access pursuant to this Agreement during the Access Period, APS shall be obligated to indemnify GPI for documented damages (including claims, liabilities, expenses, reasonable out-of-pocket costs and other legally recoverable damages) resulting from such breach, PROVIDED, HOWEVER that APS shall not have any obligation to indemnify GPI for damages to the extent that such damages exceed $250,000 in the aggregate, and FURTHER PROVIDED that GPI acknowledges that APS may cease operating PIMS and that such event shall not constitute a "willful failure" under this SECTION 3.4.

SECTION 4.  CONFIDENTIALITY.

GPI and APS agree to keep, and to cause each of its affiliates, directors, officers, and employees to keep, confidential any and all confidential information of the other party that it receives in the course of performing its obligations hereunder (except that such information may be shared, on a confidential basis, with the party's attorneys and auditors) and will not, without the other party's written consent, use any of such confidential information except as reasonably necessary to perform its duties under this or another of its agreements with the other party. Upon termination of this Agreement, each party will return, and will cause its affiliates to return, to the other party, all original documents and copies of the confidential information which are in its possession. Notwithstanding the foregoing, APS shall be permitted to provide copies of this Agreement to its lenders and the Bankruptcy Court. This SECTION 4 shall survive the termination of this Agreement.

SECTION 5.  RELATIONSHIP OF THE PARTIES.

It is expressly understood and agreed that in rendering services hereunder, APS is acting as an independent contractor and that this Agreement does not constitute either party as an employee, partner, joint venturer, agent or other representative of the other party for any purpose whatsoever. Neither party has the right or authority to enter into any contract, warranty, guarantee or other undertaking in the name of or for the account of the other party, or to assume or create an obligation or liability of any kind, express or implied, on behalf of the other party, or to bind the other party in any manner whatsoever, or hold itself out as having any right, power or authority to create any such obligation or liability on behalf of the other or to bind the other party in any manner whatsoever (except as to any actions taken by either party at the express written request and direction of the other party).

SECTION 6.  MISCELLANEOUS.

6.1. SEVERABILITY. If any term or provision of this Agreement or the application thereof with respect to any Person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of that term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

6.2. GOVERNING LAW. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Delaware.

6.3. HEADINGS. The caption headings in this Agreement are for reference purposes only, and do not constitute a part of this Agreement and shall not affect its meaning or interpretation.

6.4. NOTICES. All notices, requests, demands and other communications required or permitted under this Agreement shall be made in the same manner as is set forth in the Asset Purchase Agreement.

6.5. ACCESS. To the extent reasonably required for APS to perform its obligations under this Agreement, GPI shall provide APS personnel with reasonable access to the Purchased Locations, including, without limitation, office space, and telecommunications and computer equipment, systems and software. As a condition to providing services pursuant to this Agreement, APS may restrict or prohibit any changes in the location of certain telecommunications and computer equipment and systems owned by APS and located at the Purchased Locations, and GPI shall be bound by all such requirements and restrictions.

6.6. FORCE MAJEURE. Neither party shall be liable for its failure or delay in fulfilling its obligations hereunder, if such failure or delay is caused by fire, flood, weather conditions or other Acts of God, invasions, insurrections, riots, closing of the public highways, strike, lockout or other labor dispute, civil unrest, war or any other reason beyond the reasonable control of the party. In the case of strikes, lockouts or other labor disputes, it is understood that such event is beyond the reasonable control of the party suffering the event unless and until the party is able to resolve it in a manner which such party deems reasonable and appropriate.

6.7. NO THIRD PARTY RIGHTS. The provisions of this Agreement shall not entitle any person not a signatory hereto to any rights hereunder or in respect hereof, as a third party beneficiary or otherwise, it being the specific intention of the parties herein to preclude any and all such persons non-signatory hereto from such rights.

This Agreement shall enter into full force and effect as of the date first set forth above upon its execution below by both of the parties.

                                    A.P.S., INC.

                                    By: /s/ BETTINA M. WHYTE
                                            Bettina M. Whyte, President


                                    GENERAL PARTS, INC.

                                    By: /s/ BILL KUYKENDALL
                                            Bill Kuykendall, V.P. of Finance

                       SCHEDULE B TO GPI SERVICE AGREEMENT


List of accounting services for General Parts, Inc. ("GPI") to process business units being purchased from APS, Inc. ("APS").

1. Office space - Omaha, Memphis & Houston - needs to be made available for General Parts, Inc. to process financial information.

      a. Omaha--at existing APS accounting office for a period of 90 days from the date of first closing, to be billed at $1,000 per month.

      b. Memphis--at existing APS accounting office for a period of 60 days from the date of first closing, to be billed at $1,000 per month.

      c. Houston--at existing APS accounting office (ISW & payroll) until December 31, 1998, to be billed at $1,000 per month.

2. Processing assistance and consulting services, including training in APS accounting systems - Omaha, Memphis, & Houston - needs to be made available for GPI to process financial information.

      a. Omaha--portion of one person for accounts receivable, accounts payable, general ledger for a period of 30 days.

      b.    Memphis--Same as Omaha.

      c. Houston--Same as Omaha. In addition, portion of one person for payroll for a period of 30 days.

      d. Omaha--GPI hires current staff performing independent jobber accounting for customers of DCs being purchased by GPI.

The services listed above are to be billed at $150 per hour for professional personnel, and $50 per hour for clerical personnel.

3. Office equipment currently in place - Omaha, Memphis, & Houston - needs to be made available to GPI during the periods set forth in Section 1 hereof, in order to process financial information.

      a.    CRT's, printers, etc. connected to the PIMS system.

      b. PCs, copiers, desks, etc. that are currently used to process the locations being purchased by GPI.

      c. Any third party software being used to process financial information associated with the locations being purchased by GPI; provided, however, that access by GPI to the ISW Oracle Accounts Receivable System shall not be included except that APS will process accounts receivable associated with the ISW's locations being purchased by GPI for GPI through and until October 25, 1998, which processing shall include producing statements required for accounting purposes as of October 25, 1998. GPI and APS shall, in good faith and within seven days from the signing of this agreement, work towards creating a viable alternative by which GPI will be able to continue to process its ISW accounts receivable.

4. The accounting services to be provided by APS as described above are subject to the following conditions:

      a. The availability of office space pursuant to Paragraph 1 is subject to (i) the continued operation of the Omaha, Memphis and Houston facilities by APS, which continued operation shall be at the sole discretion of APS and (ii) the elimination of accounting services at those facilities, which shall be at the sole discretion of APS. APS reserves the right to limit GPI's use of office equipment pursuant to Paragraph 3 to a reasonable level.

      b. The availability of APS personnel to provide processing assistance and consulting services pursuant to Paragraph 2 shall be limited to 16 hours per week per consultant and shall be subject to the availability of adequate personnel to first meet APS' accounting requirements. The continued employment of employees providing consulting services shall be at the sole discretion of APS.

                                      -2-